

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Via E-mail
Linda Perry
Executive Director
Digital Brand Media & Marketing Group, Inc.
747 Third Avenue, 2nd Floor
New York, NY 10017

> **Re:** **Digital Brand Media & Marketing Group, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **File No. 0-52838**

Dear Ms. Perry:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2013

Liquidity and Capital Resources

1.  We note your statement, "We had $0 cash at August 31, 2013, though we had substantial cash in the first week of fiscal 2014." This statement is vague, not supported by the financial statements and should be removed. If you wish to make a forward looking statement regarding liquidity, please provide specificity with respect to such forward looking statements.

Item 8. Consolidated Financial Statements

2.  We note you have not provided audited financial statements in accordance with Rule 8-02 of Regulation S-X and therefore your filing is materially deficient. Please amend your

filing to provide audited financial statements as soon as practicable or advise by which date you file provide audited financial statements for the required periods. After we review the audited financial statements, we may have further comments.

Note 11 – Income Taxes

3. Please present the detail of your net deferred tax asset for the comparative year August 31, 2012. Please also ensure any change in the valuation allowance agrees with the change for the most recent fiscal year presented.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

4. Since you are required to provide audited financial statements but have not, please tell us how you were able to conclude that your disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

5. We note you have not provided a separate conclusion as to the effectiveness of your internal controls over financial reporting. We remind you that the disclosures required by Item 307 and Item 308 of Regulation S-K are separate and distinct requirements, and you must provide a separate conclusion with respect to the effectiveness of your internal control over financial reporting separate from your disclosure controls and procedures conclusion. Accordingly, please amend your filing to address this issue.

Exhibits

6. We note that you have not filed any exhibits, including no XBRL schedules or your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please amend your filing to provide all required exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant